SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission file number: 1-10767
Retail Ventures, Inc.
(Check one)
     ☐   Form 10-K ☐     Form 20-F          Form 10-KSB                         ☐     Form 20-F           ☐Form 11-K
               ☑ Form 10-Q and Form 10-QSB                ☐Form N-SAR             ☐ Form N-CSR
For period ended               July 30, 2005

☐	Transition Report on Form 10-K and Form 10-KSB
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q and Form 10-QSB
☐	Transition Report on Form N-SAR
For the transition period ended
Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this from shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION
Full name of registrant           Retail Ventures, Inc.
Former name if applicable

Address of principal executive office (Street and number)
           3241 Westerville Road
City, state and zip code         Columbus, Ohio 43224

PART II
RULE 12b-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort of expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.) ☑
(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12-b-25 (c) has been attached if applicable.
PART III
NARRATIVE
     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)
     On July 5, 2005, Registrant’s wholly-owned subsidiary, DSW, Inc., completed an initial public offering (“IPO”) of 16,171,875 Class A common shares. Following the IPO, Registrant owns approximately 63.0% of DSW’s outstanding common shares and approximately 93.2% of the combined voting power of such shares. Registrant’s management in consultation with its outside auditors is currently working to finalize the accounting for the IPO and related transactions. Accordingly, the completion of Registrant’s Quarterly Report on Form 10-Q has been delayed. Registrant intends to file its Quarterly Report on Form 10-Q no later than September 13, 2005.
PART IV
OTHER INFORMATION
     (1)     Name and telephone number of person to contact in regard to this notification.

James A. McGrady	(614) 471-4722

(Name)	(Area Code) (Telephone Number)
     (2)     Have all other periodic reports (required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was require to file such report(s) been filed? If the answer is no, identify report(s).
☑ Yes      ☐No
     (3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes     ☐No
     Incorporated by reference is Exhibit 99.1 to Registrant’s Current Report on Form 8-K dated September 7, 2005.
        .
Retail Ventures, Inc.
(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 9, 2005	By: /s/ James A. McGrady